Exhibit 99.1

NEWS RELEASE

Endeavour Silver’s Revised Takeover Bid for Cream Minerals Expires;
Endeavour Invites Cream to Enter into an Option and Joint Venture
Agreement to Explore the Nuevo Milenio Property

Vancouver, Canada – December 7, 2010 - Endeavour Silver Corp. (“Endeavour”) (TSX: EDR; NYSE-Amex: EXK; DB-Frankfurt: EJD) announces that its revised takeover bid dated November 18, 2010 (the “Offer”) to acquire all of the issued and outstanding common shares (“Shares”) of Cream Minerals Ltd. (“Cream”) expired today.

Since the conditions to the Offer were neither satisfied nor waived, Endeavour has terminated its Offer and will not be taking up any Cream Shares tendered under the Offer.  Accordingly, all Shares tendered under the Offer will be returned immediately to depositing Cream shareholders.

Given that both Cream and its shareholders appear to prefer a property deal, Endeavour has invited Cream to consider an option and joint venture agreement (the “Proposal”) to explore the Nuevo Milenio property.  Endeavour’s Proposal is similar to the option and joint venture offers made to Cream previously by both Minco and Endeavour, but on improved terms as follows;

1)  Endeavour to pay Cream $5 million cash for 50% interest in Nuevo Milenio
2)  Endeavour to provide a firm commitment to spend $1.5 million on exploration on the property in the first 12 months after signing a formal joint venture agreement in order to earn an additional 1% interest in the property for a total interest of 51%
3)  Endeavour will have an option to spend a further $3.5 million over a further 2 years on exploration on the Nuevo Milenio property
4)  Once Endeavour has spent $5 million on exploration on the property, Endeavour will have an option to pay an additional $2.5 million cash in order to earn a further 19% interest in Nuevo Milenio for a total interest of 70%.

Endeavour’s Proposal is subject to the following conditions:

1)	Our respective Boards to approval this transaction
2)	Cream and Endeavour to execute a formal agreement
3)	TSXV to approve the transaction for Cream
4)	Cream to grant Endeavour exclusivity until the formal agreement is signed wherein Cream will not solicit any other offers for the Nuevo Milenio property, Cream de Mexico or Cream Minerals
5)	Cream does not have to make any representations or guarantees regarding the resources contained in the NI 43-101 report
6)	Cream represents that all property taxes and fees for Nuevo Milenio are fully paid and up to date

Bradford Cooke, Chairman and CEO, commented, “When we launched our initial takeover bid for Cream two months ago, it was on the premise that Cream shareholders should have a say in determining the future of their Company and its Nuevo Milenio property in Mexico.  Although we expected a more positive response from Cream shareholders to our takeover bids, we respect the majority’s decision not to tender and their desire to remain independent at this time.”

“Since Cream’s Board has stated publicly that they prefer a joint venture for the Nuevo Milenio property, Endeavour is willing to proceed with Cream on that basis.  We look forward to hearing back from Cream’s Board this week regarding our new joint venture Proposal.”

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.